UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

001-33508

Commission File Number

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

EDGIO, INC.

(Full Name of Registrant)

Limelight Networks, Inc.

(Former Name if Applicable)

11811 North Tatum Blvd., Suite 3031

(Address of Principal Executive Office (Street and Number))

Phoenix, AZ 85028

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Edgio, Inc. (the “Company” or “Edgio”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 Form 10-K”) by the March 15, 2024 filing date applicable to an accelerated filer for the reasons discussed in this Form 12b-25.

As previously disclosed, on December 18, 2023, the Company received notice that the Company’s previous independent registered public accounting firm had decided to resign as independent registered public accounting firm of the Company, effective that day. The Audit Committee of the Board of Directors of the Company accepted the previous independent registered public accounting firm’s resignation. The Audit Committee engaged in a thorough search for a new independent registered accounting firm and on January 26, 2024, the Company engaged a new independent registered public accounting firm.

The onboarding of a new audit team takes considerable time in order for the new audit firm to familiarize itself with the Company’s accounting and financial processes. Due to the engagement of a new independent registered public accounting firm in the first quarter of 2024, which is late in the normal auditing process, the completion of the Company’s public company audit is delayed and the annual report on Form 10-K will be late.

The Company is working diligently to complete and file the 2023 Form 10-K as soon as practicable. The Company does not expect to complete the preparation and filing of the 2023 Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Stephen Cumming	(602)	850-5000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EDGIO, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 15, 2024	By:	/s/ Stephen Cumming
Name: Stephen Cumming
Title: Chief Financial Officer